SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                 Valentis, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Shares, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91913E302
                                  -------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 91913E302                                                 Page 2 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            752,739 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                752,739 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     752,739 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.7% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 91913E302                                                 Page 3 of 6

Item 1(a).     Name of Issuer:

               Valentis, Inc., a Delaware corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               863A Mitten Road
               Burlingame, CA 94010

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Amendment No. 1 to Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

Item 2(d).     Title of Class of Securities:

               Common Shares, par value $0.001 per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               91913E302

Item 3.        Not applicable.

Item 4.        Ownership:

               (a)  Amount beneficially owned:

                    752,739 shares of Common Stock*

               (b)  Percent of class:

                    Based on 13,098,762 shares of Common Stock outstanding as of November 12, 2004, as set forth in the Issuer's Form 10-Q for the quarterly period ended September 30, 2004, the Reporting Persons beneficially own 5.7%* of the issued and outstanding shares of Common Stock.

               (c)  Number of shares to which such Reporting Persons have:

                                  SCHEDULE 13G

CUSIP NO. 91913E302                                                 Page 4 of 6

                    (i)  Sole power to vote or direct the vote: 0

                    (ii) Shared power to vote or direct the vote: 752,739*

                    (iii) Sole power to dispose or to direct the disposition of:
                         0

                    (iv) Shared power to dispose of or direct the disposition
                         of: 752,739*

                    *The foregoing amount of common shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian J. Stark, as joint filers. The shares of Common Stock reported in this Schedule 13G do not include shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons. Such warrants held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act")) in excess of 4.999% of the Common Stock, giving effect to such exercise.

                    All of the foregoing represents 752,739 shares of Common Stock held directly by SF Capital Partners, Ltd.
                    ("SF Capital"). The Reporting Persons
                    are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore") which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of the foregoing shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

                                  SCHEDULE 13G

CUSIP NO. 91913E302                                                 Page 5 of 6

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 91913E302                                                 Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2005


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 91913E302

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 752,739 shares of common stock of Valentis, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2005.


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth


                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark